# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SciSparc Ltd., CIK 0001611746
CUSIP: M82618121
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 20 Raul Wallenberg St.,, Tower A, 2nd Floor,, Tel Aviv, Israel (L3), 6971916
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092834

## Reporting persons
- Nissim Daniel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 287,267; shared voting power 0; sole dispositive power 287,267; shared dispositive power 0; aggregate amount beneficially owned 287,267 (8.76% of the class)
  Comment: Percentage calculated based on 3,276,378 ordinary shares, no par value per share, of SciSparc Ltd. (the "Issuer") issued and outstanding, as reported by the Issuer in prospectus supplement filed pursuant to Rule 424(b)(5) as filed with the Securities and Exchange Commission on November 28, 2025.

## Item 1. Issuer
Name of issuer: SciSparc Ltd.
Address of issuer's principal executive offices: 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916 Israel

## Item 2. Person Filing
Name of person filing: Nissim Daniel
Address of principal business office or, if none, residence: 5 Harav Levin Street, Ramat Gan, Israel 5226039
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (12/04/2025)